Earnings Release
ELBIT SYSTEMS REPORTS
FIRST QUARTER 2023 RESULTS

Backlog of orders at $15.8 billion; Revenues of $1.39 billion;
Non-GAAP net income of $76 million; GAAP net income of $62 million;
Non-GAAP net EPS of $1.70; GAAP net EPS of $1.40

Haifa, Israel, May 30, 2023 – Elbit Systems Ltd. ("Elbit Systems" or the "Company") (NASDAQ and TASE: ESLT), the international high technology defense company, reported today its consolidated results for the quarter ended March 31, 2023.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive view of the Company's business results and trends. For a description of the Company's non-GAAP definitions see page 3 below, "Non-GAAP financial data". Unless otherwise stated, all financial data presented is US-GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented:

"The financial results in the first quarter reflect the demand for our portfolio of technologically advanced and relevant solutions that resulted in a record order backlog of $15.8 Billion, an increase of 16% compared to the first quarter of 2022.
We continue to invest in our people, new and legacy facilities, and R&D to deliver the order backlog and realize the significant potential created by the growth in defense budgets around the world.
I am confident that the sustained demand for our solutions and our operational improvement activities will support the successful implementation of Elbit Systems' long term strategy."

First quarter 2023 results:

Revenues in the first quarter of 2023 were $1,393.5 million, as compared to $1,352.8 million in the first quarter of 2022.

Aerospace revenues decreased by 10%, to $420.8 million in the first quarter of 2023 from $465.0 million in the first quarter of 2022, mainly due to lower airborne precision guided munition sales partially offset by growth of Training & Simulation sales.
C4I and Cyber revenues increased by 19%, to $175.7 million in the first quarter of 2023 from $148.0 million in the first quarter of 2022, mainly due to growth in Command & Control systems sales.
ISTAR and EW revenues increased by 17%, to $294.7 million in the first quarter of 2023 from $251.5 million in the first quarter of 2022, mainly due to Electronic Warfare systems sales.
Land revenues increased by 8%, to $301.4 million in the first quarter of 2023 from $279.4 million in the first quarter of 2022, mainly due to armored vehicle upgrade sales.
Elbit Systems of America's revenues were $345.3 million in the first quarter of 2023 compared to $343.9 million in the first quarter of 2022.

For distribution of revenues by segments and geographic regions see the tables on page 11.

Earnings Release

Non-GAAP(*) gross profit amounted to $368.5 million (26.4% of revenues) in the first quarter of 2023, as compared to $333.3 million (24.6% of revenues) in the first quarter of 2022. GAAP gross profit in the first quarter of 2023 was $361.5 million (25.9% of revenues), as compared to $326.9 million (24.2% of revenues) in the first quarter of 2022. The GAAP and Non-GAAP gross profit in the first quarter of 2022 included expenses of approximately $20 million related to the effect of the significant increase in the Company's share price on employees' stock price linked compensation plans.

Research and development expenses, net were $110.3 million (7.9% of revenues) in the first quarter of 2023, as compared to $100.7 million (7.4% of revenues) in the first quarter of 2022.

Marketing and selling expenses, net were $80.2 million (5.8% of revenues) in the first quarter of 2023, as compared to $87.0 million (6.4% of revenues) in the first quarter of 2022.

General and administrative expenses, net were $77.1 million (5.5% of revenues) in the first quarter of 2023, as compared to $84.3 million (6.2% of revenues) in the first quarter of 2022.

Non-GAAP(*) operating income was $105.1 million (7.5% of revenues) in the first quarter of 2023, as compared to $65.8 million (4.9% of revenues) in the first quarter of 2022. GAAP operating income in the first quarter of 2023 was $93.9 million (6.7% of revenues), as compared to $58.6 million (4.3% of revenues) in the first quarter of 2022. GAAP and Non-GAAP(*) operating income in the first quarter of 2022 was reduced by expenses of approximately $35 million related to the Company's stock price linked compensation plans.

Financial expenses, net were $24.2 million in the first quarter of 2023, as compared to financial income of $1.1 million in the first quarter of 2022. The financial expenses in 2023 were higher as a result of the increase in interest rates. The financial income in the first quarter of 2022 included gains from changes in fair value of financial assets and exchange rate differences.

Taxes on income were $8.7 million in the first quarter of 2023, as compared to $8.0 million in the first quarter of 2022.

Non-GAAP(*) net income attributable to the Company's shareholders in the first quarter of 2023 was $75.6 million (5.4% of revenues), as compared to $54.3 million (4.0% of revenues) in the first quarter of 2022. GAAP net income attributable to the Company's shareholders in the first quarter of 2023 was $62.1 million (4.5% of revenues), as compared to $52.8 million (3.9% of revenues) in the first quarter of 2022. Net income in the first quarter of 2022 was reduced by net expenses of approximately $32 million related to the Company's stock price linked compensation plans.

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $1.70 for the first quarter of 2023, as compared to $1.22 for the first quarter of 2022. GAAP diluted earnings per share attributable to the Company's shareholders in the first quarter of 2023 were $1.40, as compared to $1.19 in the first quarter of 2022. Diluted net earnings per share in the first quarter of 2022, were reduced by $0.72 as a result of the expenses related to the Company's stock price linked compensation plans.

* see page 3

Earnings Release

The Company’s backlog of orders as of March 31, 2023 totaled $15.8 billion. Approximately 75% of the current backlog is attributable to orders from outside Israel. Approximately 54% of the backlog is scheduled to be performed during the remainder of 2023 and 2024.

Cash flows used in operating activities in the three months ended March 31, 2023 were $73.0 million, as compared to cash flows provided by operating activities of $35.5 million in the three months ended March 31, 2022. The cash flows in the first quarter of 2023 was affected by the increase in inventories and trade receivables, offset by increased customer advances and trade payables.

* Non-GAAP financial data:

The following non-GAAP financial data, including Adjusted gross profit, Adjusted operating income, Adjusted net income, and Adjusted diluted earnings per share, is presented to enable investors to have additional information on our business performance as well as a further basis for periodical comparisons and trends relating to our financial results. We believe such data provides useful information to investors and analysts by facilitating more meaningful comparisons of our financial results over time. The non-GAAP adjustments exclude amortization expenses of intangible assets related to acquisitions that occurred mainly in prior periods, capital gains related primarily to the sale of investments, Covid-19 related expenses, revaluations of investments in affiliated companies, non-operating foreign exchange gains or losses, one-time tax expenses, and the effect of tax on each of these items. We present these non-GAAP financial measures because management believes they supplement and/or enhance management’s, analysts’ and investors’ overall understanding of the Company’s underlying financial performance and trends and facilitate comparisons among current, past, and future periods.

Specifically, management uses Adjusted gross profit, Adjusted operating income, and Adjusted net income attributable to the Company’s shareholders to measure the ongoing gross profit, operating profit and net income performance of the Company because the measure adjusts for more significant non-recurring items, amortization expenses of intangible assets relating to prior acquisitions, and non-cash expense which can fluctuate year to year.

We believe Adjusted gross profit, Adjusted operating income, and Adjusted net income attributable to the Company’s shareholders are useful to existing shareholders, potential shareholders and other users of our financial information because they provide measures of the Company’s ongoing performance that enable these users to perform trend analysis using comparable data.

Management uses Adjusted diluted earnings per share to evaluate further adjusted net income attributable to the Company’s shareholders while considering changes in the number of diluted shares over comparable periods.
We believe adjusted diluted earnings per share is useful to existing shareholders, potential shareholders and other users of our financial information because it also enables these users to evaluate adjusted net income attributable to Company’s shareholders on a per-share basis.

The non-GAAP measures used by the Company are not based on any comprehensive set of accounting rules or principles. We believe that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.

Investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. They should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earnings Release
Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions, except for per share amounts)

	Three months ended March 31, 2023	Three months ended March 31, 2022	Year ended December 31, 2022
GAAP gross profit	$361.5	$326.9	$1,373.3
Adjustments:
Amortization of purchased intangible assets(*)	7.0	6.4	31.7
Non-GAAP gross profit	$368.5	$333.3	$1,405.0
Percent of revenues	26.4%	24.6%	25.5%

GAAP operating income	$93.9	$58.6	$367.5
Adjustments:
Amortization of purchased intangible assets(*)	11.2	10.9	49.2
Capital gain	—	(3.7)	(31.5)
Non-recurring grant	—	—	(28.6)
Non-GAAP operating income	$105.1	$65.8	$356.6
Percent of revenues	7.5%	4.9%	6.5%

GAAP net income attributable to Elbit Systems’ shareholders	$62.1	$52.8	$275.4
Adjustments:
Amortization of purchased intangible assets(*)	11.2	10.9	49.2
Capital gain	—	(3.7)	(20.5)
Revaluation of investment measured under fair value method	—	—	10.2
Non-operating foreign exchange (gains) losses	3.7	(4.8)	(10.5)
Non-recurring grant	—	—	(28.6)
Tax effect and other tax items, net	(1.4)	(0.9)	(6.3)
Non-GAAP net income attributable to Elbit Systems' shareholders	$75.6	$54.3	$268.9
Percent of revenues	5.4%	4.0%	4.9%

GAAP diluted net EPS	$1.40	$1.19	$6.18
Adjustments, net	0.30	0.03	(0.15)
Non-GAAP diluted net EPS	$1.70	$1.22	$6.03

(*) While amortization of acquired intangible assets is excluded from the measures, the revenue of the acquired companies is reflected in the measures and the acquired assets contribute to revenue generation.

Earnings Release
Recent Events:

On April 3, 2023, the Company announced that it was awarded a contract to supply, among others, precision munitions, radio and defense electronics systems as well as maintenance services to a European country, with a cumulative value of approximately $280 million. The contract will be performed over a period of three years.

On April 18, 2023, the Company announced that it was awarded a contract worth approximately $102 million to supply artillery systems to an international customer. The contract will be performed over a period of eight years.

On April 18, 2023, the Company announced that it was awarded a follow-on contract worth approximately $100 million to convert commercial aircraft into Intelligence and Electronic Warfare (EW) aircraft for an international customer. The contract will be performed over a period of three years.

On April 27, 2023, the Company announced that it signed a follow-on contract worth approximately $100 million to provide aerial firefighting services to the Israeli Ministry of National Security. The contract will be carried out over a period of eight years.

On May 9, 2023, the Company announced that its UK subsidiary Elbit Systems UK was awarded a contract from the UK Ministry of Defence worth approximately $71 million to supply, maintain and operate the Ground Manoeuvre Synthetic Trainer systems (GMST) for the Boxer armoured vehicles and Challenger 3 tanks under the British Army’s Project Vulcan. The contract will be delivered over a three-year period with an additional nine year period that will include operation and maintenance services at UK facilities.

On May 18, 2023, the Company announced that as part of an agreement between the Israeli Ministry of Defense and the Netherlands Ministry of Defense, it was awarded a contract worth $305 million to supply Precise & Universal Launching System (PULS) artillery rocket systems to the Royal Netherlands Army. The contract will be performed over a period of five years.

Dividend:

The Board of Directors declared a dividend of $0.50 per share. The dividend’s record date is June 26, 2023. The dividend will be paid on July 10, 2023, after deduction of withholding tax, at the rate of 16.8%.

Earnings Release
Conference Call:

The Company will be hosting a conference call today, Tuesday, May 30, 2023, at 9:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-866-744-5399
Canada Dial-in Number: 1-866-485-2399
Israel Dial-in Number: 03-918-0610
INTERNATIONAL Dial-in Number: 972-3-918-0610

at 9:00am Eastern Time; 6:00am Pacific Time; 4:00pm Israel Time

The conference call will also be broadcast live on Elbit Systems’ website at https://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are: 1-888-782-4291 (US and Canada) or +972-3-925-5900 (Israel and International).

About Elbit Systems

Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios, cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: https://elbitsystems.com/, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flows
Consolidated revenue distribution by areas of operation and by geographical regions

Earnings Release

Company Contact:

Dr. Yaacov (Kobi) Kagan, EVP & Chief Financial Officer
Tel: +972-77-2946663
kobi.kagan@elbitsystems.com

Rami Myerson, Director, Investor Relations
Tel: +972-77-2948984
rami.myerson@elbitsystems.com

Dalia Bodinger, VP, Communications & Brand
Tel: +972-77-2947602
dalia.bodinger@elbitsystems.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.
(FINANCIAL TABLES TO FOLLOW)

Earnings Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollar)

	As of March 31, 2023 (Unaudited)	As of December 31, 2022 (Audited)
Assets
Cash and cash equivalents	$151,473	$211,108
Short-term bank deposits	2,061	1,040
Trade and unbilled receivables and contract assets, net	2,728,697	2,574,605
Other receivables and prepaid expenses	314,934	298,698
Inventories, net	2,171,691	1,946,326
Total current assets	5,368,856	5,031,777

Investments in affiliated companies, partnerships and other companies	160,795	159,604
Long-term trade and unbilled receivables and contract assets	322,239	374,054
Long-term bank deposits and other receivables	93,363	112,525
Deferred income taxes, net	23,329	20,025
Severance pay fund	214,192	227,786
Total	813,918	893,994

Operating lease right of use assets	396,157	405,446
Property, plant and equipment, net	971,158	949,207
Goodwill and other intangible assets, net	1,914,660	1,935,227
Total assets	$9,464,749	$9,215,651

Liabilities and Equity
Short-term bank credit and loans	$226,623	$115,076
Current maturities of long-term loans and Series B, C and D Notes	75,305	76,555
Operating lease liabilities	66,199	69,322
Trade payables	1,126,603	1,067,818
Other payables and accrued expenses	1,236,072	1,171,357
Contract liabilities	1,831,397	1,777,161
Total current liabilities	4,562,199	4,277,289

Long-term loans, net of current maturities	228,228	264,541
Series B, C and D Notes, net of current maturities	407,200	415,537
Employee benefit liabilities	595,310	618,088
Deferred income taxes and tax liabilities, net	58,310	72,965
Contract liabilities	227,870	217,075
Operating lease liabilities	329,353	344,585
Other long-term liabilities	274,936	247,896
Total long-term liabilities	2,121,207	2,180,687

Elbit Systems Ltd.'s equity	2,778,737	2,755,221
Non-controlling interests	2,606	2,454
Total equity	2,781,343	2,757,675
Total liabilities and equity	$9,464,749	$9,215,651

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	Three months ended March 31, 2023 (Unaudited)	Three months ended March 31, 2022 (Unaudited)	Year ended December 31, 2022 (Audited)
Revenues	$1,393,488	$1,352,806	$5,511,549
Cost of revenues	1,031,972	1,025,861	4,138,266
Gross profit	361,516	326,945	1,373,283

Operating expenses:
Research and development, net	110,318	100,679	435,650
Marketing and selling, net	80,160	86,975	326,020
General and administrative, net	77,140	84,324	313,047
Other operating income, net	—	(3,651)	(68,918)
Total operating expenses	267,618	268,327	1,005,799
Operating income	93,898	58,618	367,484

Financial income (expenses), net	(24,212)	1,081	(51,364)
Other expense, net	(1,846)	(1,827)	(23,562)
Income before income taxes	67,840	57,872	292,558
Taxes on income	(8,695)	(7,969)	(24,131)
Income after taxes on income	59,145	49,903	268,427

Equity in net earnings of affiliated companies and partnerships	3,028	3,045	7,042

Net income	$62,173	$52,948	$275,469

Less: net income attributable to non-controlling interests	(104)	(184)	(21)
Net income attributable to Elbit Systems Ltd.'s shareholders	$62,069	$52,764	$275,448

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$1.40	$1.19	$6.21
Diluted net earnings per share	$1.40	$1.19	$6.18

Weighted average number of shares used in computation of:
Basic earnings per share (in thousands)	44,345	44,286	44,322
Diluted earnings per share (in thousands)	44,459	44,524	44,581

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Three months ended March 31, 2023 (Unaudited)	Three months ended March 31, 2022 (Unaudited)	Year ended December 31, 2022 (Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$62,173	$52,948	$275,469
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	41,058	39,371	161,290
Stock-based compensation	3,416	2,341	10,463
Amortization of series B, C and D related issuance costs, net	153	205	773
Deferred income taxes and reserve, net	659	(821)	(2,219)
Gain on sale of property, plant and equipment	(189)	(45)	(18,995)
Gain on sale of investment, remeasurement of investment held under fair value method	—	(3,383)	(7,360)
Equity in net (earnings) losses of affiliated companies and partnerships, net of dividend received (*)	597	(1,249)	11,368
Changes in operating assets and liabilities, net of amounts acquired:
Decrease (increase) in trade and unbilled receivables and prepaid expenses	(101,647)	9,615	97,151
Increase in inventories, net	(225,366)	(80,764)	(305,058)
Increase (decrease) in trade payables and other payables and accrued expenses	91,704	(21,135)	(123,289)
Severance, pension and termination indemnities, net	(10,615)	(7,738)	(51,689)
Increase in contract liabilities	65,032	46,125	192,164
Net cash (used in) provided by operating activities	(73,025)	35,470	240,068
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(36,812)	(44,983)	(205,110)
Acquisition of subsidiaries, net of cash consumed	—	—	(12,430)
Deferred payment on acquisition	—	—	(50,749)
Investments in affiliated companies and other companies, net	(1,200)	(268)	(4,466)
Proceeds from sale of property, plant and equipment	359	950	24,882
Proceeds from sale of a subsidiary and business operation	—	11,651	93,138
Proceeds (investment) in short-term deposits, net	(1,000)	(21)	2,567
Proceeds from sale of long-term deposits, net	30	59	186
Net cash used in investing activities	(38,623)	(32,612)	(151,982)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares	1	11	24
Repayment of long-term loans	(37,366)	(618)	(122,353)
Proceeds from long-term bank loans	—	38,776	39,547
Repayment of Series B, C and D Notes	—	—	(65,379)
Dividends paid	(22,171)	(20,338)	(86,813)
Change in short-term bank credit and loans, net	111,549	(3,811)	99,003
Net cash (used in) provided by financing activities	52,013	14,020	(135,971)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(59,635)	16,878	(47,885)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	$211,108	$258,993	$258,993
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$151,473	$275,871	$211,108

(*) Dividend received from affiliated companies and partnerships	$3,625	$1,796	$18,409

Earnings Release
ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES
(In millions of US Dollars)

Consolidated revenues by geographical regions:

	Three months ended March 31, 2023	%	Three months ended March 31, 2022	%	Year Ended December 31, 2022	%
Israel	$255.4	18.3	$285.6	21.1	$1,071.9	19.4
North America	352.3	25.3	362.4	26.8	1,489.7	27.0
Europe	368.7	26.5	254.6	18.8	1,243.6	22.6
Asia-Pacific	338.6	24.3	402.4	29.7	1,405.5	25.5
Latin America	30.2	2.2	13.2	1.0	119.9	2.2
Other countries	48.3	3.4	34.6	2.6	180.9	3.3
Total revenue	$1,393.5	100.0	$1,352.8	100.0	$5,511.5	100.0

Consolidated revenues by segments:

	Three months ended March 31, 2023	Three months ended March 31, 2022	Year Ended December 31, 2022
Aerospace
External customers	$362.2	$406.0	$1,471.1
Intersegment revenue	58.6	59.0	262.1
Total	420.8	465.0	1,733.2
C4I and Cyber
External customers	161.9	135.3	631.3
Intersegment revenue	13.8	12.7	47.1
Total	175.7	148.0	678.4
ISTAR and EW
External customers	249.2	216.3	882.2
Intersegment revenue	45.5	35.2	163.4
Total	294.7	251.5	1,045.6
Land
External customers	278.6	252.6	1,075.8
Intersegment revenue	22.8	26.8	92.7
Total	301.4	279.4	1,168.5
ESA
External customers	341.6	342.6	1,451.1
Intersegment revenue	3.7	1.3	5.6
Total	345.3	343.9	1,456.7
Revenues
Total revenues (external customers and intersegment) for reportable segments	1,537.9	1,487.8	6,082.4
Less - Intersegment revenue	(144.4)	(135.0)	(570.9)
Total revenues	$1,393.5	$1,352.8	$5,511.5